

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 7, 2009

Steven J. Smith
Chairman and Chief Executive Officer
Journal Communications, Inc.
333 West State Street
Milwaukee, WI 53203

> **Re:** **Journal Communications**
> **Form 10-K for the year ended December 28, 2008**
> **File No. 001-31805**

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief